

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2012

Via E-mail
Mr. George Du
Chief Executive Officer
Jingwei International Limited
Unit 701-702, Building 14
Software Park, Keji Yuan Second Road
Nanshan District
Shenzhen PRC 518057

> **Re:** **Jingwei International Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed September 20, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 001-34744**

Dear Mr. Du:

We have reviewed your letter dated February 6, 2012 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 23, 2012.

Form 10-K for the Year Ended December 31, 2010

Notes to Consolidated Financial Statements for the Years Ended December 31, 2010 and 2009

Note 14. VIE, page F-24

1.   We note your response to prior comment 2 that without the prior written consent of Jingwei Hengtong, Jingwei Communications and its shareholders shall not conduct any transaction which may materially affect Jingwei Communication's assets, obligations, rights or operations (excluding contracts, agreements, sale or purchase of assets in the ordinary course of business). However, please clarify whether the members of the board of directors and senior management of Jingwei Communications, who have been recommended by Jingwei Hengtong, have the power to enter into contracts, agreements and sale or purchase of assets on behalf of Jingwei Communication, without the consent of Jingwei Communications, including the power to renew the Intellectual Property Agreement. In this regard, we note your statement that Jingwei Communications and its shareholders shall accept, from time to time, the guidance provided by Jingwei Hengtong in connection with Jingwei Communication's daily operations, financial management, employment and dismissal of employees. Tell us how Jingwei Hengtong has the power to direct the activities of Jingwei Communications that most significantly impact the entity's performance. Clarify whether Jingwei Hengtong has the power to remove personnel at will or whether it can only request removal. In addition, indicate the entity that is paying the salaries and benefits of the directors and senior management of Jingwei Communications.

         You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

                                                    Sincerely,

                                                    /s/ Stephen Krikorian

                                                    Stephen Krikorian
                                                    Accounting Branch Chief

cc: Via Email
        Wei Cao, Jingwei International Limited
        Norwood Beveridge, Loeb & Loeb LLP